Mail Stop 4561

September 19, 2005

William Stewart
Host Ventures Inc.
c/o Empire Stock Transfer Inc.
7251 West Lake Mead Blvd., Suite 300
Las Vegas, Nevada 89128

> **RE: Host Ventures Inc.**
> **Amendment No. 1 to Form SB-2**
> **File No. 333-126504**

Dear Mr. Stewart:

We have reviewed your filing and have the following comments on your amended registration statement.

FORM SB-2/A

Description of Business, page 15

1. Please refer to prior comment 14 from our letter dated August 10, 2005. We note your expanded disclosure on the rights conferred to the holder of a mining claim under Canadian law. However, please expand this disclosure to describe the duties, if any, of a mineral rights owner to the surface owner. For example, describe whether or not the mineral owner has a duty to return the land to its original state after conducting exploration and extraction activities on the property.

Geology Report, page 17

2. Please refer to prior comment 18 from our letter dated August 10, 2005. We note your response that you included a copy of Dr. Jobin-Bevans' geological report. However, we were unable to locate a copy of this report in any of the documents you filed on Edgar. Please advise.

3. Please refer to prior comment 19 from our letter dated August 10, 2005. Please file a consent from Dr. Jobin-Bevans with your next amendment.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or Anne Nguyen, Special Counsel, at (202) 551-3611 with any other questions. Alternatively, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (720) 344-0625
William Stewart, CEO
Host Ventures Inc.
Telephone: (970) 567-7717